EXHIBIT 99.4

CorpBanca’s Conference Call on First Quarter 2008 Results

Santiago, Chile – May 5, 2008—You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call on Friday, May 9, 2008 to discuss the FIRST QUARTER 2008 RESULTS and respond to investor questions.

Time:	10:00 pm (Santiago, Chile)
10:00 am EDT (US)
3:00 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson: Mr. Pablo Mejia, CGA – Head of Investor Relations

You should dial in 10 minutes prior to the commencement of the call.

Alternative Back-Up numbers for the conference call: In case of any problem with the above numbers, participants should dial one of the following numbers and quote “CorpBanca”:

U.S.A. participants	1866 223 0615
Outside the US participants	+44 1452 586 513
UK participants	0800 694 1503

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Monday, May 12th, 2008.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “FIRST QUARTER 2008 RESULTS WEBCAST”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:
Instant Replay Number U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code: 2339939#

About CorpBanca

CORPBANCA (NYSE: BCA, Santiago: CORPBANCA), is a Chilean financial institution offering a wide variety of corporate and retail financial products and services.

Forward-Looking Information

Certain statements contained herein constitute forward-looking statements. Such statements are based on the point of view and the assumptions of management and involve known and unknown risks and uncertainties. Results may be materially different from those expressed or implied in such statements.

For further information please contact:

CorpBanca	Capital Link, Inc.
Pablo Mejia Ricci, CGA	Nicolas Bornozis
Head of Investor Relations	President
Tel: (+56-2) 660-2342	Tel: 212-661-7566
Santiago, Chile	New York, USA
Email: investorrelations@corpbanca.cl	Email: nbornozis@capitallink.com

Reminder: CorpBanca’s Conference Call on First Quarter 2008 Results

Santiago, Chile – May 7, 2008—You are invited to participate in CorpBanca’s (NYSE: BCA, Santiago: CORPBANCA) conference call on Friday, May 9, 2008 to discuss the FIRST QUARTER 2008 RESULTS and respond to investor questions.

Time:	10:00 am (Santiago, Chile)
10:00 am EDT (US)
3:00 pm (UK)

Call Numbers:	U.S.A. participants please dial	1866 819 7111
	Outside the US please dial	+44 1452 542 301
	UK participants please dial	0800 953 0329

Chairperson:	Mr. Pablo Mejia, CGA – Head of Investor Relations

You should dial in 10 minutes prior to the commencement of the call.

Alternative Back-Up numbers for the conference call: In case of any problem with the above numbers, participants should dial one of the following numbers and quote “CorpBanca”:

U.S.A. participants	1866 223 0615
Outside the US participants	+44 1452 586 513
UK participants	0800 694 1503

For your convenience, a 24 hour instant replay facility will be available, following the completion of the conference call, until Monday, May 12th , 2008.

Slides and audio webcast:

There will also be a live -and then archived- webcast of the conference call with PowerPoint slides through the internet accessible through the website of Capital Link at www.capitallink.com. Please click on the button “FIRST QUARTER 2008 RESULTS WEBCAST”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

To listen to the replay, please call:
Instant Replay Number U.S.A.:	1866 247 4222	Access Code: 2339939#
Instant Replay Number OTHER:	+44 1452 550 000	Access Code: 2339939#
Instant Replay Number U.K.:	0800 953 1533	Access Code: 2339939#

About CorpBanca

CORPBANCA (NYSE: BCA, Santiago: CORPBANCA), is a Chilean financial institution offering a wide variety of corporate and retail financial products and services.

Forward-Looking Information

Certain statements contained herein constitute forward-looking statements. Such statements are based on the point of view and the assumptions of management and involve known and unknown risks and uncertainties. Results may be materially different from those expressed or implied in such statements.

For further information please contact:

CorpBanca	Capital Link, Inc.
Pablo Mejia Ricci, CGA	Nicolas Bornozis
Head of Investor Relations	President
Tel: (+56-2) 660-2342	Tel: 212-661-7566
Santiago, Chile	New York, USA
Email: investorrelations@corpbanca.cl	Email: nbornozis@capitallink.com